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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48402

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
ThomasLloyd Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 Bedford Road
(No. and Street)

Pleasantville (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Lavelle 914-433-3376
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Angela Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThomasLloyd Capital LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Township, Montgomery County
My Commission Expires September 12, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ThomasLloyd Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ThomasLloyd Capital LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2011
Abington, Pennsylvania
February 25, 2019

ThomasLloyd Capital LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	57,814
Receivables		
Investment banking fee		3,720,235
Prepaid expenses and other assets		2,582
Investment in affiliate		100
Total assets	$	3,780,731
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	19,157
Total liabilities		19,157
Member's equity		
Member's equity		3,761,574
Total member's equity		3,761,574
Total liabilities and member's equity	$	3,780,731

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

ThomasLloyd Capital LLC ("the Company"), a wholly-owned subsidiary of ThomasLloyd Holdings (Americas) LLC (the Parent), is a broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and The Financial Industry Regulatory Authority (FINRA). The Company has agreed to limit its business to corporate finance and investment banking activities. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity. The Company is organized as a limited liability company in the State of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Investment Banking Revenue - Investment banking revenue is recorded upon the close of the related transaction. Any receivable for such transaction is evaluated monthly by management for collectability.

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

Concentration of Credit Risk - The Company is engaged in various investment banking activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

Income Taxes - The Company is a Delaware limited liability company and is treated as a disregarded entity for tax purpose, its results are included on the Parent's returns. Accordingly, the Company records no provision for federal income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2018 the Company did not have liability for unrecognized tax benefits.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2019, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. RELATED PARTY

The Company has an expense sharing agreement with the Parent, whereby the Parent or an affiliate of the Company pay the operating expenses of the Company. All operating expenses paid by the Parent or an affiliate that are attributable to the Company which are not reflected in the Company's financial statements will be recorded by the Company on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

4. INVESTMENT IN AFFILIATE

During 2014, the Company made an investment in an affiliate company ThomasLloyd Capital Partners S.à r.l. ThomasLloyd Capital Partners S.à r.l. is the General Partner to the Thomas Lloyd SICAV-SIF, a Luxembourg investment company with variable capital, a specialized investment fund governed by Luxembourg laws and incorporated under the legal form of a common limited partnership. This investment has been written down to $100.00 in 2017.

5. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's net capital was $38,657 which was $33.657 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.50 to 1.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company has no customer accounts.